UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant’s name into English)

Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release dated February 19, 2009 of Diana Shipping Inc. (the “Company”) announcing its financial results for the fourth quarter and year ended December 31, 2008.

This report, except for the section entitled “Chairman and Chief Executive Officer's Comments”, is incorporated by reference into the Company’s F-3 Registration Statement (File no. 333-143635) that was filed with the Securities and Exchange Commission (the “Commission”) with an effective date of June 15, 2007, and the Company’s F-3 Registration Statement (File no. 333-150406) that was filed with the Commission with an effective date of April 24, 2008.

Exhibit 1

Corporate Contact: Ioannis Zafirakis Director, Executive Vice-President and Secretary Telephone: + 30-210-9470100 Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations: Edward Nebb Comm-Counsellors, LLC Telephone: + 1-203-972-8350 Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2008

ATHENS, GREECE, February 19, 2009 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $54.2 million for the fourth quarter of 2008.  This compared to net income of $36.4 million reported in the fourth quarter of 2007.

Voyage and time charter revenues were $84.3 million for the fourth quarter of 2008, compared to $58.9 million for the same period of 2007, due to an increase in prevailing time charter rates and the increase in operating days due to the enlargement of the Company’s fleet.

Net income for the year ended December 31, 2008 amounted to $221.7 million, compared to net income of $134.2 million for the same period of 2007. Voyage and time charter revenues were $337.4 million for 2008, compared to $190.5 million for the same period of 2007.

Chairman and Chief Executive Officer’s Comments

“In a challenging economic environment, Diana Shipping achieved solid growth in revenues and earnings for the fourth quarter and full year 2008. While business conditions remain unsettled, we are well-positioned to operate our business successfully and to seize upon opportunities that may emerge in the coming year.  We have cultivated and expanded our relationships with some of the strongest charterers in the industry.  Our balance sheet is healthy and not over-leveraged. And our young, efficient fleet provides a significant competitive advantage. We believe the current dislocations in the dry bulk marketplace will offer many opportunities for companies with good revenue visibility, strong capital and liquidity, and management teams with a disciplined approach to managing risk and creating value. We fully intend to take advantage of those opportunities for the long-term benefit of our shareholders,” said Simeon Palios, Chairman and Chief Executive Officer of Diana Shipping.

Fleet Employment Profile (As of February 18, 2009)
Currently Diana’s fleet is employed as follows:

Name	Sister ships [1]	Year Built	DWT	Charterer	Employment [2]	Charter Expiration [3]
Nirefs	A	2001	75,311	Cosco Bulk Carrier Co. Ltd.	$60,500	Feb 3, 2010 – Apr 3, 2010
Alcyon	A	2001	75,247	Cargill International S.A., Geneva	$34,500	Nov 21, 2012 – Feb 21, 2013
Triton	A	2001	75,336	Cargill International S.A., Geneva	$24,400	Oct. 17, 2009 – Jan 17, 2010 [4]
Oceanis	A	2001	75,211	Hanjin Shipping Co. Ltd., Seoul	$40,000	Jul 29, 2009 – Oct 29, 2009
Dione	A	2001	75,172	Louis Dreyfus Commodities S.A., Geneva	$12,000	Jun 1, 2010 – Sep 1, 2010
Danae	A	2001	75,106	Hanjin Shipping Co. Ltd., Seoul	$29,400	Apr 10, 2009 [10] – May 18, 2009
Protefs	B	2004	73,630	Hanjin Shipping Co. Ltd., Seoul	$59,000	Aug 18, 2011 – Nov 18, 2011
Calipso	B	2005	73,691	Cargill International S.A., Geneva	$9,400	Dec 24, 2009 – Mar 24, 2010
Clio	B	2005	73,691	Cargill International S.A., Geneva	$6,000 11,000	Feb 26, 2009 Dec 26, 2009 – Mar 26, 2010
Thetis	B	2004	73,583	Cargill International S.A., Geneva	$10,500	Dec 12, 2009 – Mar 12, 2010
Naias	B	2006	73,546	Constellation Energy Commodities Group, Baltimore	$34,000	Aug 24, 2009 – Oct 24, 2009
Erato	C	2004	74,444	Cargill International S.A., Geneva	$15,000	Nov 27, 2009 – Feb 27, 2010
Coronis	C	2006	74,381	Bottiglieri Di Navigazione S.p.A.	$27,500	Mar 15, 2009 [10] – Apr 9, 2009
Sideris GS	D	2006	174,186	BHP Billiton Marketing AG	$39,000 36,000	Nov 30, 2009 Oct 15, 2010 – Jan 15, 2011 [5]
Aliki	-	2005	180,235	Cargill International S.A., Geneva	$52,000 45,000	May 1, 2009 Mar 1, 2011 – Jun 1, 2011 [5]
Semirio	D	2007	174,261	BHP Billiton Marketing AG	$51,000 $31,000	Jun 15, 2009 Apr 30, 2011 – Jul 30, 2011 [5]
Boston	D	2007	177,828	BHP Billiton Marketing AG	$52,000	Sep 28, 2011 – Dec 28, 2011 [6]
Salt Lake City	-	2005	171,810	Refined Success Limited	$55,800	Aug 28, 2012 – Oct 28, 2012
Norfolk	-	2002	164,218	Corus UK Limited	$74,750	Jan 12, 2013 – Mar 12, 2013
New York [7,8]	D	2010	177,000	Nippon Yusen Kaisha, Tokyo (NYK)	$48,000[9]	Feb 28, 2015 – Jun 30, 2015[9]
Los Angeles [7]	D	2010	177,000	-	-	-
		Total:	2,364,887

[1]	Each vessel is a sister ship of the other vessels that have the same letter.
[2]	Gross time charter rate per day.
[3]	Charterers’ optional period to redeliver the vessel to us. Charterers have the right to add the off-hire days, if any, and therefore the optional period may be extended.
[4]
The charterer has the option to employ the vessel for a further 11-13 month period at a daily rate based on the average rate of four pre-determined time charter routes as published by the Baltic Exchange. The optional period, if exercised, must be declared on or before the end of the 30th month of employment and can only commence at the end of the 36th month.

[5]
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $48,500.

[6]
The charterer has the option to employ the vessel for a further 11-13 month period. The optional period, if exercised, must be declared on or before the end of the 42nd month of employment and can only commence at the end of the 48th month, at the daily time charter rate of $52,000.

[7]	Expected to be delivered to owners in the second quarter of 2010.
[8]	The gross rate will vary as follows: US$50,000 per day for delivery between October 1, 2009 and January 31, 2010 or US$48,000 per day for delivery between February 1, 2010 and April 30, 2010.
[9]	The time charter rate of $48,000 per day is based on the latest possible date of delivery to the charterer (see also Note 8).
[10]	Based on latest information received by charterers.

Summary of Selected Financial & Other Data

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Voyage and time charter revenues	$84,339	$58,889	$337,391	$190,480
Voyage expenses	4,835	2,669	15,003	8,697
Vessel operating expenses	9,919	8,506	39,899	29,332
Net income	54,160	36,373	221,699	134,220
FLEET DATA
Average number of vessels	19.0	16.8	18.9	15.9
Number of vessels	19.0	18.0	19.0	18.0
Weighted average age of fleet (in years)	4.3	3.4	4.3	3.4
Ownership days	1,748	1,542	6,913	5,813
Available days	1,735	1,542	6,892	5,813
Operating days	1,711	1,531	6,862	5,771
Fleet utilization	98.6%	99.3%	99.6%	99.3%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$45,824	$36,459	$46,777	$31,272
Daily vessel operating expenses (2)	$5,675	$5,516	$5,772	$5,046

____________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Standard Time) on Thursday, February 19, 2009.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The webcast also is accessible at www.viavid.net, by clicking on the Diana Shipping link under “Events”.  The conference call also may be accessed by telephone by dialing 1-800-762-8795 (for U.S.-based callers) or 1-480-248-5081 (for international callers).

A replay of the webcast will be available soon after the completion of the call and will be accessible on both www.dianashippinginc.com and www.viavid.net.  A telephone replay will be available by dialing 1-800-406-7325 (for U.S.-based callers) or 1-303-590-3030 (for international callers); callers must use the PIN number 3970157.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services.  The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)
REVENUES:
Voyage and time charter revenues	$84,339	$58,889	$337,391	$190,480

EXPENSES:
Voyage expenses	4,835	2,669	15,003	8,697
Vessel operating expenses	9,919	8,506	39,899	29,332
Depreciation and amortization of deferred charges	11,016	7,595	43,259	24,443
General and administrative expenses	3,106	5,082	13,831	11,718
Gain on vessel sale	-	-	-	(21,504)
Foreign currency losses (gains)	(84)	14	(438)	(144)
Operating income	55,547	35,023	225,837	137,938

OTHER INCOME (EXPENSES):
Interest and finance costs	(1,451)	(627)	(5,851)	(6,394)
Interest Income	64	1,977	768	2,676
Insurance settlement for vessel un-repaired damages	-	-	945	-

Total other income (expenses), net	(1,387)	1,350	(4,138)	(3718)

Net Income	$54,160	$36,373	$221,699	$134,220

Earnings/(losses) per common share, basic and diluted	$0.72	$0.49	$2.97	$2.11

Weighted average number of common shares, basic	74,377,731	74,375,000	74,375,686	63,748,973

Weighted average number of common shares, diluted	74,377,731	74,375,000	74,558,254	63,748,973

BALANCE SHEET DATA
	December 31,
	2008	2007
ASSETS	(unaudited)

Cash and cash equivalents	62,033	16,726
Other current assets	6,521	4,788
Advances for vessels under construction and acquisitions and other vessel costs	27,199	53,104
Vessels' net book value	960,431	867,632
Other fixed assets, net	136	956
Other non-current assets	886	1,136
Total assets	1,057,206	944,342

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities	20,012	20,964
Long-term debt	238,094	98,819
Deferred revenue, non-current portion	22,502	23,965
Other non-current liabilities	1,122	1,120
Total stockholders' equity	775,476	799,474
Total liabilities and stockholders' equity	1,057,206	944,342

OTHER FINANCIAL DATA
	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)
Net cash from operating activities	$63,024	$50,562	$261,151	$148,959
Net cash used in investing activities	(273)	(256,120)	(108,662)	(409,085)
Net cash from / (used in) financing activities	(5,479)	31,862	(107,182)	262,341

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.

(registrant)

Dated: February 19, 2009	By:	/s/ Anastassis Margaronis
Anastassis Margaronis President

SK 23159 0002 967276